

California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

Renewables Inc
3663 REGIONAL PARKWAY
SANTA ROSA, CA 95403

Business Amendment Filing Approved

June 26, 2025

Entity Name: Renewables Inc
Entity Type: Stock Corporation - CA - General
Entity No.: 6303160
Document Type: Restated Articles of Incorporation with Corp Entity Type Change
Document No.: BA20251365511
File Date: 06/26/2025

The above referenced document has been approved and filed with the California Secretary of State. To access free copies of filed documents, go to bizfileOnline.sos.ca.gov and enter the entity name or entity number in the Search module.

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California Secretary of State
Business Programs Division
1500 11th Street, Sacramento, CA 95814

Request Type: Certified Copies
Entity Name: Renewables Inc
Formed In: CALIFORNIA
Entity No.: 6303160
Entity Type: Stock Corporation - CA - General

Issuance Date: 06/26/2025
Copies Requested: 1
Receipt No.: 010642109
Certificate No.: 341988743

Document Listing

Reference #	Date Filed	Filing Description	Number of Pages
B3800-0361	06/26/2025	Restated Articles of Incorporation with Corp Entity Type Change	2

** **** ****** ******** End of list ******** ****** **** **

I, SHIRLEY N. WEBER, PH.D., California Secretary of State, do hereby certify on the Issuance Date, the attached document(s) referenced above are true and correct copies and were filed in this office on the date(s) indicated above.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on June 26, 2025.

SHIRLEY N. WEBER, PH.D.
Secretary of State

To verify the issuance of this Certificate, use the Certifcate No. above with the Secretary of State Certification Verification Search available at bizfileOnline.sos.ca.gov.

B3800-0361 06/26/2025 12:14 PM Received by California Secretary of State

For Office Use Only
-FILED-
File No.: BA20251365511
Date Filed: 6/26/2025

**AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
RENEWABLES INC,
a California corporation**

The undersigned hereby certify that:

ONE: They are the duly elected and acting Chief Executive Officer and Secretary, respectively, of Renewables Inc, a California corporation, Entity No. 6303160 (the "**Corporation**").

TWO: The Articles of Incorporation of this Corporation are hereby amended and restated to read as follows:

ARTICLE I

The name of the corporation is Renewables Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The total number of shares of stock which the Corporation is authorized to issue is Ten Million (10,000,000) shares of Common Stock, par value $0.0001 per share. Simultaneously with the effective date of this Amendment, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Amendment to Articles of Incorporation is hereby split, subdivided and changed into three hundred fifty (350) fully paid and nonassessable shares of Common Stock.

ARTICLE IV

1. The liability of the directors of the corporation for monetary damages shall be limited to the fullest extent permissible under California law.

2.   The Corporation shall indemnify to the fullest extent permitted by law any Person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

* * *

THREE: The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

FOUR: The foregoing Amended and Restated Articles of Incorporation have been duly approved by the required vote of the shareholders of the Corporation in accordance with Section 902. California Corporations Code. The total number of outstanding shares of the Corporation is 20,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The vote required was more than two-thirds of the outstanding common stock.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in these Amended and Restated Articles of Incorporation are true and correct of our own knowledge.

Date: June 20, 2025

_____
Stephen Heckeroth, Chief Executive Officer

_____
Christiane Heckeroth, Secretary



Secretary of State
Certificate of Status

I, SHIRLEY N. WEBER, PH.D., California Secretary of State, hereby certify:

Entity Name:	Renewables Inc
Entity No.:	6303160
Registration Date:	07/11/2024
Entity Type:	Stock Corporation - CA - General
Formed In:	CALIFORNIA
Status:	Active

The above referenced entity is active on the Secretary of State's records and is authorized to exercise all its powers, rights and privileges in California.

This certificate relates to the status of the entity on the Secretary of State's records as of the date of this certificate and does not reflect documents that are pending review or other events that may impact status.

No information is available from this office regarding the financial condition, status of licenses, if any, business activities or practices of the entity.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of June 27, 2025.

SHIRLEY N. WEBER, PH.D.
Secretary of State

Certificate No.: 342390937

To verify the issuance of this Certificate, use the Certificate No. above with the Secretary of State Certification Verification Search available at bizfileOnline.sos.ca.gov.

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
RENEWABLES INC
a California corporation

The undersigned hereby certify that:

     1. They are the Chief Executive Officer and Secretary of Renewables Inc, a California corporation with California Entity Number 6303160.

     2. <u>Article III</u> of the Amended and Restated Articles of Incorporation for this corporation is amended to read as follows:

> "The total number of shares of stock which the corporation shall have authority to issue is Twelve Million (12,000,000) shares of common stock, par value $0.0001 per share."

     3. The foregoing amendment to the Amended and Restated Articles of Incorporation has been duly approved by the Board of Directors.

     4. The foregoing amendment to the Amended and Restated Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with Sections 903 and 904 of the Corporations Code. This corporation has one class of shares, common stock, and 6,500,000 shares of common stock are outstanding. The number of shares of common stock voting in favor of the amendment equaled or exceeded the vote required, which was 51% of the outstanding shares of common stock.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Dated: October 2, 2025

_____
Stephen Heckeroth, CEO

_____
Christiane Heckeroth, Secretary